UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING




(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
             [ ] Form N-SAR

           For Period Ended:  October 30, 2002
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: _____________________________


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           Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


KMART CORPORATION
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Full Name of Registrant


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Former Name if Applicable


3100 WEST BIG BEAVER ROAD
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Address of Principal Executive Office (Street and Number)


TROY, MICHIGAN  48084
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City, State and Zip Code



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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]     (a)      The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)      The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Kmart was not able to file its Form 10-Q for the 13 week period ended October 30, 2002 within the prescribed time period because it requires additional time to complete the preparation of the financial statements and management's discussion and analysis of financial condition and results of operations for the period. On December 9, 2002 Kmart announced that it intends to restate its financial statements for prior fiscal years and for the first and second quarters of the 2002 fiscal year to reflect certain adjustments resulting from a review of Kmart's accounting policies and procedures. As a result of the restatements, Kmart requires additional time to complete the interim financial statements and the restated preceding fiscal year financial statements included in the Form 10-Q for the 13 week period ended October 30, 2002.

Kmart presently expects to file its Quarterly Report on Form 10-Q for the 13 week period ended October 30, 2002, no later than Monday, December 23, 2002. At the time of the filing of the 10-Q, Kmart also expects to file its Monthly Operating Reports for the months of October 2002 and November 2002 with the United States Bankruptcy Court for the Northern District of Illinois.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Albert A. Koch              (248)               463-1000
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         (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes   [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      See Attachment.
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                               KMART CORPORATION
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                 (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 16, 2002                   By: /s/ A.A. Koch
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                                           A.A. Koch
                                           Chief Financial Officer


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                                  ATTACHMENT

PART IV -- OTHER INFORMATION

         The Company presently expects to report a net loss for the 13 weeks ended October 30, 2002 that is greater than the net loss reported by the Company for the corresponding period for the prior fiscal year. The Company is not in a position to quantify, pending completion of the restatement, the difference between the comparable periods.